Exhibit (a)(5)(xiv)

MEMORANDUM OF UNDERSTANDING

WHEREAS, this Memorandum of Understanding (“MOU”) is entered into as of November 3, 2014, by and among the parties to the Actions (defined below) pending before the Court of Chancery of the State of Delaware (the “Court”) and the District Court of Tarrant County, Texas, to document their agreement-in-principle for the settlement of the Actions on the terms and subject to the conditions set forth herein;

WHEREAS, on September 29, 2014, Athlon Energy Inc. (“Athlon”) and Encana Corporation (“Encana”) jointly announced that they had entered into an Agreement and Plan of Merger, dated as of September 27, 2014 (the “Merger Agreement”), pursuant to which Alenco Acquisition Company Inc. (“Merger Sub”), a wholly-owned subsidiary of Encana, would commence a tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Athlon common stock for $58.50 per share in cash (the “Consideration”) and, following completion of the Offer, Merger Sub would be merged with and into Athlon pursuant to 8 Del. C. § 251(h) and shares of common stock not tendered pursuant to the Offer (other than any Cancelled Shares and any Dissenting Shares as specified in § 4.01 the Merger Agreement) would be cancelled and converted into the right to receive the Consideration (the “Proposed Transaction”);

WHEREAS, on October 6, 2014, plaintiff Matt Youdall filed a complaint in the District Court of Tarrant County, Texas styled Youdall v. Encana Corp., et al., Cause No. 342-274894-14 (the “Youdall Action”), alleging, among other things, that Robert C. Reeves, Gregory A. Beard, Rakesh Wilson, Ted A. Gardner, Wilson B. Handler, Mark A. Stevens and Bart Kalsu (the “Board”) breached their fiduciary duties in connection with their consideration and approval of the Proposed Transaction, and that Encana and Merger Sub aided and abetted those breaches of fiduciary duty;

WHEREAS, on October 9, 2014, plaintiff Gary Shayne filed a complaint in the Court styled Shayne v. Athlon Energy, Inc., et al., C.A. No. 10218-VCG (the “Shayne Action”), alleging, among other things, that that the Board breached its fiduciary duties in connection with their consideration and approval of the Proposed Transaction, and that Athlon, Encana and Merger Sub aided and abetted those breaches of fiduciary duty;

WHEREAS, on October 10, 2014, Encana filed with the United States Securities and Exchange Commission (the “SEC”) a Schedule TO containing Merger Sub’s offer to purchase in connection with the Proposed Transaction, which referenced that Encana and Merger Sub had entered into tender support agreements with certain “Supporting Stockholders” listed therein (the “Tender Support Agreements”), and attached as exhibits form Tender Support Agreements;

WHEREAS, on October 10, 2014, Athlon filed with the SEC a Schedule 14D-9 (the “Recommendation Statement”) recommending that Athlon’s stockholders accept the offer and tender their shares to Merger Sub, and providing, among other things, information concerning the background of the Proposed Transaction;

WHEREAS, on October 17, 2014, plaintiffs Maxine Phillips and Mandle Rousseau filed separate complaints in the Court styled Phillips v. Athlon Energy Inc., et al., C.A. No. 10246-VCG and Rousseau v. Athlon Energy Inc., et al., C.A. No. 10250-VCG (the “Phillips Action” and “Rousseau Action,” respectively), alleging, among other things, that the Board breached its fiduciary duties in connection with their consideration and approval of the Proposed Transaction (including through alleged misleading or omitted disclosures in the Recommendation Statement), and that Encana and Merger Sub (and, in the Phillips Action, Athlon) aided and abetted those breaches of fiduciary duty;

WHEREAS, on October 17, 2014, plaintiff Rousseau also filed his First Request for the Production of Documents directed to all defendants;

WHEREAS, on October 23, 2014, plaintiffs’ counsel in the Shayne, Phillips, and Rousseau Actions entered into a stipulation and proposed order consolidating those three actions into one designated as In re Athlon Energy, Inc. Stockholder Litigation, Consol. C.A. No. 10250-VCG and appointing co-lead counsel and Delaware counsel (the “Consolidation Stipulation”). The Consolidation Stipulation also designated the complaint in the Rousseau Action as the operative complaint and deemed all documents as filed in the consolidated action;

WHEREAS, on October 23, 2014, plaintiffs’ counsel and defense counsel in the Shayne, Phillips, and Rousseau Actions entered into a stipulation and proposed scheduling order providing for expedited discovery, a briefing schedule for plaintiffs’ motion for a preliminary injunction, and a tentative hearing date for that motion of November 6, 2014 (the “Scheduling Stipulation”);

WHEREAS, on October 23, 2014, plaintiff The City of Cambridge Retirement System filed a complaint styled The City of Cambridge Retirement System v. Reeves, et al., C.A. No. 10277-VCG (the “Cambridge Action,” and together with the Youdall, Shayne, Phillips and Rousseau Actions, the “Actions”), alleging, among other things, that the Board breached its fiduciary duties in connection with their consideration and approval of the Proposed Transaction (including through alleged misleading or omitted disclosures in the Recommendation Statement), and that Encana, Merger Sub and Apollo Global Management, LLC (“Apollo”) had aided and abetted those breaches of fiduciary duty;

WHEREAS, on October 27, 2014, plaintiff in the Youdall Action entered into an agreement with counsel for Athlon and the individual defendants, in which plaintiff agreed, among other things, to stay defendants’ deadlines to file any responsive pleading until the Monday following the expiration of 30 days prior written notice from plaintiff, and not to take any action, seek any discovery, or move for any relief, including injunctive relief, until after defendants filed responsive pleadings.

WHEREAS, pursuant to the Scheduling Stipulation, plaintiffs in the Shayne, Phillips, Rousseau, and Cambridge Actions engaged in expedited fact discovery, including the (i) taking of depositions by plaintiffs’ counsel of (a) Robert C. Reeves, Athlon’s President and Chief Executive Officer, as well as Chairman of Athlon’s Board, (b) Ted A. Gardner, an independent director of Athlon’s Board, (c) Hank Hilliard, a representative of Goldman, Sachs & Co. (“Goldman Sachs”), and (d) Shaun Finnie, a representative of Evercore Group L.L.C. (“Evercore”), and (ii) production of over 23,000 pages of confidential non-public documents by Athlon, Goldman Sachs, and Evercore concerning, among other things, the process leading up to the Proposed Transaction and the valuation of Athlon, including emails and other electronic documents, Athlon Board minutes, Athlon Board presentations, and Goldman Sachs’ financial analyses;

WHEREAS, on October 31, 2014, the Court entered the Scheduling Stipulation as an order (the “Scheduling Order”) and provided for a hearing date for plaintiffs’ motion for a preliminary injunction of November 6, 2014 at 2:00 p.m.;

WHEREAS, on October 31, 2014, plaintiffs’ counsel withdrew their motion for a preliminary injunction;

WHEREAS, plaintiffs in the Actions (“Plaintiffs”) represent that they will continue to own shares of Athlon common stock through consummation of the Proposed Transaction;

WHEREAS, counsel for the Plaintiffs have conducted investigations and discovery that include, among other things, four depositions, a review of publicly available documents related to the Proposed Transaction, and a review of more than 23,000 pages of confidential non-public documents;

WHEREAS, counsel for the parties to the Actions have engaged in arm’s-length discussions and negotiations concerning a possible settlement of the Actions based on Plaintiffs’ demands for certain modifications to the terms of the Merger Agreement and further disclosures to Athlon stockholders in connection with the Proposed Transaction;

WHEREAS, as a result of such arm’s-length negotiations, the parties in the Actions have reached an agreement-in-principle concerning the proposed settlement of the Actions, which they set forth herein;

WHEREAS, in connection with settlement discussions and negotiations leading to the execution of this MOU, counsel for the parties to the Actions did not discuss the appropriateness or amount of any application by counsel for the Plaintiffs for an award of attorneys’ fees and expenses;

WHEREAS, following a full analysis of the strengths and weaknesses of their case, including review and analysis of certain confidential non-public documents and further review of deposition testimony, counsel for the Plaintiffs have concluded that the terms contained in this MOU are fair, reasonable, adequate and in the best interests of Plaintiffs and the Class (defined below) and that it is reasonable to pursue a settlement of the Actions based upon those terms and the procedures outlined herein; and

WHEREAS, each of the Board, Athlon, Encana, Merger Sub and Apollo (collectively, “Defendants”) has denied, and continues to deny, that he or it committed, or aided and abetted the commission of, any breach of fiduciary duty, or any other law, or engaged in any of the wrongful acts alleged in the Actions, and expressly maintains that he or it diligently and scrupulously complied with his or its fiduciary and other legal duties, to the extent such duties exist, and is entering into this MOU solely to eliminate the burden, expense, distraction and uncertainties inherent in further litigation;

NOW THEREFORE, the parties to the Actions have reached an agreement-in-principle providing for the settlement of the Actions on the terms and subject to the conditions set forth below (the “Settlement”), and Plaintiffs and their counsel believe the Settlement is in the best interests of Athlon’s stockholders:

1. In consideration for the full settlement and release of the Settled Claims (to be defined in the Stipulation (as defined in Paragraph 5 below)) and the dismissal of the Actions, the parties to the Merger Agreement agree to promptly take all necessary actions: (i) to reduce the Company Termination Fee (as defined in § 1.01 of the Merger Agreement) from $207,500,000 to $59,300,000; (ii) to waive the requirement that Athlon provide prior written notice to, and negotiate in good faith with, Encana in the event of a Change of Board Recommendation or Athlon termination of the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as contemplated under § 7.03(e) of the Merger Agreement); (iii) to fully release each of the Supporting Stockholders from its obligations under its Tender Support Agreement; (iv) to publicly disclose any bona fide proposal to acquire all of Athlon’s shares of common stock or all or substantially all of Athlon’s assets within 24 hours of receipt, regardless of whether the Board affirmatively deems it a Superior Proposal; (v) that Merger Sub’s offer be extended until 12:00 midnight, New York City time, on Wednesday, November 12, 2014 (one minute after 11:59 P.M. New

York City time, on Wednesday, November 12, 2014) (together with (i)-(iv), the “Merger Term Modifications”); and (vi) to make supplemental disclosures to the Recommendation Statement (the “Supplemental Disclosures”), to be determined in good faith between the parties and to be incorporated herein as Exhibit A, and to file the Supplemental Disclosures with the SEC as soon as practicable after the date hereof. Plaintiffs and their counsel believe that, with the Supplemental Disclosures, the Recommendation Statement will be materially complete.

2. Without admitting any wrongdoing or that any of the Supplemental Disclosures were material or required to be made, Defendants acknowledge that the prosecution of the Actions and discussions with counsel for the Plaintiffs were the cause for (i) the Merger Term Modifications and (ii) the Supplemental Disclosures to be reflected in Exhibit A.

3. Within one business day of the execution of this MOU, counsel for the Plaintiffs shall inform the Court of the execution of this MOU.

4. Plaintiffs acknowledge and agree that the parties to the Proposed Transaction may negotiate or implement other and further amendments or modifications to the Merger Agreement and/or the Recommendation Statement, and Plaintiffs agree that they will not challenge or object to any such amendments or modifications as long as they are not inconsistent with the fairness of the Settlement as referenced in this MOU, and such amendments or modifications do not reduce the Consideration paid to stockholders under the Merger Agreement and are not inconsistent with Defendants’ fiduciary duties, if any.

5. The parties to the Actions shall attempt in good faith to agree promptly upon an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required to obtain Final Approval of the Settlement (as defined below), and such Stipulation shall be executed and submitted to the Court for approval at the earliest practicable time, and no later than 21 calendar days following the date of execution of this MOU. The Stipulation shall contain all the material terms to this MOU and expressly provide that, among other things:

a.	Defendants have denied, and continue to deny, that they have committed, or aided and abetted the commission of, any breach of fiduciary duty or any other law or engaged in any of the wrongful acts alleged in the Actions, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties, to the extent such duties exist;

b.	Defendants are entering into the Stipulation solely because the Settlement would eliminate the burden, expense, distraction and uncertainties inherent in further litigation;

c.	Counsel for the Plaintiffs believe that the Plaintiffs’ claims have substantial merit at all relevant times and are entering into the Stipulation solely because they believe that it will provide a substantial benefit to Athlon stockholders; and

d.	Plaintiffs and their counsel have concluded that the Settlement is fair, reasonable, adequate and in the best interests of Plaintiffs and the Class, and that it is reasonable to pursue the Settlement based upon the terms and procedures outlined herein.

6. The Stipulation will further provide for, among other things:

a.	Certification of a non-opt out class pursuant to Court of Chancery Rules 23(a), 23(b)(1) and (2), defined as any and all persons or entities who or which held Athlon common stock (excluding the Defendants and their immediate family members, any entity in which any Defendant has or had a controlling interest, and any successors in interest thereto) at any time from September 29, 2014 through and including the date of consummation or termination of the Proposed Transaction (the “Class”);

b.	That all proceedings in the Actions, except for Settlement-related proceedings, shall be stayed until the Court rules upon a motion for Final Approval of the Settlement; and

c.	The exchange of full, complete and customary mutual releases by Plaintiffs and Defendants, including releases for Defendants’ insurance carriers.

7. The parties intend to memorialize as soon as practicable the Settlement in a Stipulation and such other documentation as may be required in order to obtain Final Approval of the Settlement by the Court and the dismissal of this Action with prejudice. In the event of the parties’ failure to agree in good faith on the form of such Stipulation and documentation, any party to the Actions may seek the assistance of the Court in facilitating the consummation of the Settlement as provided in this MOU. The Settlement shall be subject to the approval of the Court and any appeals that may be taken with respect to such approval. Should the Stipulation not be executed or the Settlement not be consummated in accordance with the terms described herein, this MOU and the Settlement contemplated herein shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to the Actions. In such event, and consistent with the applicable evidentiary rules, neither the existence of this MOU nor its contents shall be admissible in evidence or referred to for any purpose in the Actions or in any other action or proceeding, except as provided in Paragraph 9 below.

8. Counsel for Plaintiffs reserves the right to seek an award of attorneys’ fees and expenses in this Court (the “Fee Award”). Defendants reserve the right to oppose the amount of any requested Fee Award but acknowledge that Counsel for Plaintiffs is entitled to seek a reasonable Fee Award in connection with the Settlement, subject to the Court’s approval. The parties agree to negotiate in good faith in an effort to reach an agreement on an appropriate Fee Award. The Court may consider and rule upon the fairness, reasonableness, and adequacy of the Settlement independently of any award of attorneys’ fees and expenses. The failure of the Court to approve any requested Fee Award, in whole or in part, shall have no effect on the Settlement, and final resolution by the Court of any requested Fee Award shall not be a precondition to the dismissal of the Actions. Athlon, its successor(s) and/or its insurance carrier(s) shall be responsible for paying or causing to be paid, on behalf of and for the benefit of all of the Defendants, the full amount of any Fee Award entered by the Court, within ten (10) business days of entry of the Court’s order awarding such fees, notwithstanding any appeals. In the event that any such order is reversed or modified on appeal, counsel for the Plaintiffs are jointly and severally obliged to refund to the Defendants the amount by which the fees and expenses were reduced. Except as provided herein, neither Plaintiffs nor Plaintiffs’ counsel nor any member of the Class shall seek any other fees, expenses or compensation relating to the Actions, and the Released Persons

(to be defined in the Stipulation) shall bear no other expenses, costs, damages, or fees alleged or incurred by the Plaintiffs, by any member of the Class, or by any of their attorneys, experts, advisors, agents, or representatives, including, without limitation, in connection with the Youdall Action.

9. The Settlement is expressly conditioned on and subject to execution of the Stipulation as well as the following conditions: (i) final certification of the Class and (ii) Final Approval of the Settlement. In the event this MOU or the Stipulation is rendered null and void, Plaintiffs reserve the right to use the MOU in connection with any application for an award of attorneys’ fees and expenses in the Delaware Court of Chancery and Defendants reserve the right to oppose any such application.

10. The provisions contained in this MOU shall not be deemed a presumption, concession, or admission by any party of any fault, liability, or wrongdoing, or lack of merit as to any facts or claims alleged or asserted in the Actions or in any other action or proceeding, and shall not be interpreted, construed, deemed, invoked, offered, or received into evidence or otherwise used by any person in the Actions or in any other action or proceeding, whether civil, criminal, or administrative, except in connection with any proceeding to enforce the terms of the Settlement.

11. Defendants shall be responsible for providing notice of the Settlement to the Class and Athlon or its successor(s) in interest or its insurance carrier(s) shall pay or cause to be paid all costs and expenses related to providing notice of the Settlement to the Class, as well as any costs and expenses related to the administration of the Settlement, and Plaintiffs and the other members of the Class shall not be responsible for any such notice costs.

12. Pending Final Approval of the Settlement by the Court, the parties in the Actions and their counsel hereby agree to stay the Actions, not to initiate any proceedings other than those incident to effecting the Settlement itself, not to seek any interim relief in favor of any member of the Class, and to seek to remove or withdraw any pending requests for interim relief.

13. The parties to this MOU agree to use their reasonable best efforts to prevent, stay, seek dismissal of, or oppose entry of, any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this MOU, which litigation challenges the Settlement or asserts a Settled Claim.

14. As used in this MOU, the term “Final Approval” means that the Court has entered a final order and judgment certifying the Class, approving the Settlement, dismissing the Actions with prejudice (and with Plaintiffs and their counsel agreeing not to pursue fees or costs against any defendant named in the Actions other than pursuant to Paragraph 8 above) and providing for mutual releases as set forth in Paragraph 6(c) above; and that such final order and judgment is final and no longer subject to further appeal or review, whether by affirmance on or exhaustion of any possible appeal or review, by writ of certiorari or otherwise, or by lapse of time or otherwise.

15. Plaintiffs and their counsel represent and warrant that (i) the Plaintiffs are Athlon stockholders and have been Athlon stockholders at all relevant times and continue to hold their stock in Athlon as of the date this MOU was signed, and (ii) none of the Plaintiffs’ claims or causes of action set forth in the Actions or in any of the complaints challenging the Proposed Transaction, have been assigned, encumbered or in any manner transferred in whole or in part.

16. Upon Final Approval of the Settlement, pursuant to the judgment, each member of the Class covenants not to sue, and each member of the Class shall be barred from suing, any Defendant or any other Released Person for any Settled Claim.

17. Upon Final Approval, the parties will take whatever actions necessary to dismiss the Youdall Action with prejudice.

18. This MOU constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived or amended except by a writing signed by all of the parties hereto.

19. This MOU, the Stipulation, and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to Delaware’s principles governing choice of law. The parties agree that any dispute arising out of or relating in any way to this MOU, the Stipulation, or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court, and the parties expressly waive any right to demand a jury trial as to any such dispute.

20. This MOU may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this MOU.

21. This MOU may be executed in counterparts by facsimile, email or original signature by any of the signatories hereto and as so executed shall constitute one agreement.

22. This MOU shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs, and assigns.

23. This MOU shall be of no further force and effect upon the execution by all parties of the Stipulation, which shall supersede the terms of the MOU.

Dated: November 3, 2014 Of Counsel:
ROBBINS GELLER RUDMAN & DOWD LLP		ANDREWS & SPRINGER LLC

By:	/s/ Randall J. Baron	Peter B. Andrews (#4623)

Randall J. Baron

David T. Wissbroecker

655 West Broadway

Suite 1900

San Diego, CA 92101

(619) 231-1058

Lead Counsel for Plaintiffs in the

Consolidated Action and Counsel for

Plaintiff Matt Youdall

Of Counsel:

Craig J. Springer (#5529) 3801 Kennett Pike, Building C, Suite 305 Wilmington, DE 19807 (302) 504-4957 Delaware Counsel for Plaintiffs in the Consolidated Action
BERNSTEIN LITOWITZ BERGER & GROSSMAN LLP		FRIEDLANDER & GORRIS, P.A.

By:	/s/ Mark Lebovitch

Joel Friedlander (#3163)

Christopher M. Foulds (#5169)

Benjamin P. Chapple (#5871)

222 Delaware Avenue, Suite 1400

Wilmington, DE 19801

(302) 573-3500

Counsel for Plaintiff The City of

Cambridge Retirement System

Mark Lebovitch Jeroen van Kwawegen John Vielandi 1285 Avenue of the Americas New York, NY 10019 (212) 554-1400 Counsel for Plaintiff The City of Cambridge Retirement System

Of Counsel:
LATHAM & WATKINS LLP	RICHARDS, LAYTON & FINGER, P.A.

Jeff G. Hammel Blair Connelly Sarah M. Lightdale Blake T. Denton 885 Third Avenue New York, NY 10022 (212) 906-1600	By:	/s/ Srinivas M. Raju

Srinivas M. Raju (#3313)

Sarah A. Clark (#5872)

One Rodney Square

920 North King Street

Wilmington, DE 19801

(302) 651-7700

Counsel for Defendants Athlon Energy

Inc., Robert C. Reeves, Gregory A.

Beard, Rakesh Wilson, Ted A. Gardner,

Wilson B. Handler, Mark A. Stevens,

and Bart Kalsu

Of Counsel:

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP	PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Andrew Gordon Moira E. Weinberg 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	By:	/s/ Stephen P. Lamb

Stephen P. Lamb (#2053)

Daniel A. Mason (#5206)

Matthew D. Stachel (#5419)

500 Delaware Avenue, Suite 200

Post Office Box 32

Wilmington, DE 19899-0032

(302) 655-4410

Counsel for Defendants Encana

Corporation and Alenco Acquisition

Company Inc.

AKIN GUMP STRAUSS HAUER & FELD LLP

By:	/s/ Brian T. Carney
Brian T. Carney
One Bryant Park Bank of America Tower New York, NY 10036-6745 (212) 872-1000 Counsel for Apollo Global Management, LLC

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